FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2023

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1. Ultomiris recommended for NMOSD EU approval

3 April 2023 07:00 BST

Ultomiris recommended for approval in the EU by CHMP for the treatment of adults with neuromyelitis optica spectrum disorder (NMOSD)

No relapses observed in pivotal trial of first and only long-acting C5 inhibitor, indicating potential to prevent long-term disability due to relapses

Ultomiris (ravulizumab) has been recommended for marketing authorisation in the European Union (EU) for the treatment of adult patients with neuromyelitis optica spectrum disorder (NMOSD) who are anti-aquaporin-4 (AQP4) antibody positive (Ab+). If authorised, Ultomiris would be the first and only approved long-acting C5 complement inhibitor for the treatment of AQP4 Ab+ NMOSD in the EU.

The Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency based its positive opinion on results from the CHAMPION-NMOSD Phase III trial.1 In the CHAMPION-NMOSD trial, Ultomiris was compared to an external placebo arm from the pivotal Soliris PREVENT clinical trial.

Ultomiris met the primary endpoint of time to first on-trial relapse as confirmed by an independent adjudication committee. Notably, data showed zero relapses were observed among Ultomiris patients with a median treatment duration of 73 weeks (relapse risk reduction: 98.6%, hazard ratio (95% CI): 0.014 (0.000, 0.103), p<0.0001), and continuing through a median duration of 90 weeks.1

NMOSD is a rare and debilitating autoimmune disease that affects the central nervous system (CNS), including the spine and optic nerves.2-4 Most people living with NMOSD experience unpredictable relapses, characterised by a new onset of neurologic symptoms or worsening of existing neurologic symptoms, which tend to be severe and recurrent and may result in permanent disability.5-7 The diagnosed prevalence of adults with NMOSD in the EU is estimated at approximately 6,000.8,9

Orhan Aktas, MD, Professor at the Department of Neurology, Medical Faculty at Heinrich-Heine-University, Düsseldorf, Germany, said: “Even one NMOSD relapse can lead to devastating long-term effects like vision loss, chronic pain and paralysis, which underscores the need for treatment innovations that help prevent relapses and optimise disease management. The sustained relapse risk reduction observed in the CHAMPION-NMOSD Phase III trial supports the critical role this long-acting C5 complement inhibitor may have for the NMOSD community.”

Marc Dunoyer, Chief Executive Officer, Alexion, said: “Today’s positive opinion advances our commitment to transform outcomes for patients with rare neurological diseases and reflects the exceptional efficacy of C5 inhibition in reducing the risk of life-altering relapses in NMOSD. For patients with AQP4 Ab+ NMOSD, Ultomiris, the first and only long-acting C5 complement inhibitor, may have the potential to eliminate relapses, while also offering a convenient treatment schedule of infusions every eight weeks. We look forward to the European Commission decision as we work to make Ultomiris available to people living with NMOSD in the EU and around the world.”

Overall, the safety and tolerability of Ultomiris were consistent with previous clinical studies and real-world use. No new safety signals were observed. The most common adverse events (AEs) were COVID-19, headache, back pain, arthralgia and urinary tract infection. All cases of COVID-19 were non-serious and considered to be unrelated to Ultomiris.1

Regulatory submissions for Ultomiris for the treatment of NMOSD are also currently under review with multiple health authorities, including in the United States (US) and Japan.

Notes

NMOSD
NMOSD is a rare disease in which the immune system is inappropriately activated to target healthy tissues and cells in the CNS.2,3 Approximately three-quarters of people with NMOSD are anti-AQP4 Ab+, meaning they produce antibodies that bind to a specific protein, aquaporin-4 (AQP4).10 This binding can inappropriately activate the complement system, which is part of the immune system and is essential to the body’s defence against infection, to destroy cells in the optic nerve, spinal cord and brain.2,8,11

NMOSD most commonly affects women and begins in the mid-30s. Men and children may also develop NMOSD, but it is even more rare.12,13 People with NMOSD may experience vision problems, intense pain, loss of bladder/bowel function, abnormal skin sensations (e.g., tingling, prickling or sensitivity to heat/cold) and impact on coordination and/or movement.4-6,14,15 Most people living with NMOSD experience unpredictable relapses, also known as attacks. Each relapse can result in cumulative disability including vision loss, paralysis and sometimes premature death.5-7 NMOSD is a distinct disease from other CNS diseases, including multiple sclerosis. The journey to diagnosis can be long, with the disease sometimes misdiagnosed.16-18

CHAMPION-NMOSD
CHAMPION-NMOSD is a global Phase III, open-label, multicentre trial evaluating the safety and efficacy of Ultomiris in adults with NMOSD. The trial enrolled 58 patients across North America, Europe, Asia-Pacific and Japan. Participants were required to have a confirmed NMOSD diagnosis with a positive anti-AQP4 antibody test, at least one attack or relapse in the twelve months prior to the screening visit, an Expanded Disability Status Scale Score of 7 or less and body weight of at least 40 kilograms at trial entry. Participants could stay on stable supportive immunosuppressive therapy for the duration of the trial.19

Due to the potential long-term functional impact of NMOSD relapses and available effective treatment options, a direct placebo comparator arm was precluded for ethical reasons. The active treatment was compared to an external placebo arm from the pivotal Soliris PREVENT clinical trial.

Over a median treatment duration of 73 weeks, all enrolled patients received a single weight-based loading dose of Ultomiris on Day 1, followed by regular weight-based maintenance dosing beginning on Day 15, every eight weeks. The primary endpoint was time to first on-trial relapse, as confirmed by an independent adjudication committee. The end of the primary treatment period could have occurred either when all patients completed or discontinued prior to the Week 26 visit and two or more adjudicated relapses were observed, or when all patients completed or discontinued prior to the Week 50 visit if fewer than two adjudicated relapses were observed. In the trial, there were zero adjudicated relapses, so the end of the primary treatment period occurred when the last enrolled participant completed the 50-week visit.

Patients who completed the primary treatment period were eligible to continue into a long-term extension period, which is ongoing.

Ultomiris
Ultomiris (ravulizumab), the first and only long-acting C5 complement inhibitor, provides immediate, complete and sustained complement inhibition. The medication works by inhibiting the C5 protein in the terminal complement cascade, a part of the body’s immune system. When activated in an uncontrolled manner, the complement cascade over-responds, leading the body to attack its own healthy cells. Ultomiris is administered intravenously every eight weeks in adult patients, following a loading dose.

Ultomiris is approved in the US, EU and Japan for the treatment of certain adults with generalised myasthenia gravis.

Ultomiris is also approved in the US, EU and Japan for the treatment of certain adults with paroxysmal nocturnal haemoglobinuria (PNH) and for certain children with PNH in the US and EU.

Additionally, Ultomiris is approved in the US, EU and Japan for certain adults and children with atypical haemolytic uraemic syndrome to inhibit complement-mediated thrombotic microangiopathy.

As part of a broad development programme, Ultomiris is being assessed for the treatment of additional haematology and neurology indications.

Alexion
Alexion, AstraZeneca Rare Disease, is the group within AstraZeneca focused on rare diseases, created following the 2021 acquisition of Alexion Pharmaceuticals, Inc. As a leader in rare diseases for more than 30 years, Alexion is focused on serving patients and families affected by rare diseases and devastating conditions through the discovery, development and commercialisation of life-changing medicines. Alexion focuses its research efforts on novel molecules and targets in the complement cascade and its development efforts on haematology, nephrology, neurology, metabolic disorders, cardiology and ophthalmology. Headquartered in Boston, Massachusetts, Alexion has offices around the globe and serves patients in more than 50 countries.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References

1.
Pittock SJ, Barnett M et al. Efficacy and safety of ravulizumab in adults with anti-aquaporin-4 antibody-positive neuromyelitis optica spectrum disorder: outcomes from the phase 3 CHAMPION-NMOSD trial. American Academy of Neurology Annual Meeting, Abstract S5.002.
2.
Wingerchuk DM, Lennon VA, Lucchinetti CF, Pittock SJ, Weinshenker BG. The spectrum of neuromyelitis optica. Lancet Neurol. 2007;6(9):805-815.
3.
Wingerchuk DM. Diagnosis and treatment of neuromyelitis optica. Neurologist. 2007;13(1):2-11.
4.
Hamid SHM, Whittam D, Mutch K et al. What proportion of AQP4-IgG-negative NMO spectrum disorder patients are MOG-IgG positive? A cross sectional study of 132 patients. J Neurol. 2017;264(10):2088-2094.
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Wingerchuk DM, Weinshenker BG. Neuromyelitis optica. Curr Treat Options Neurol. 2008;10(1):55-66.
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Kitley J, Leite MI, Nakashima I, et al. Prognostic factors and disease course in aquaporin-4 antibody-positive patients with neuromyelitis optica spectrum disorder from the United Kingdom and Japan. Brain. 2012;135(6):1834-1849.
7.
Jarius S, Ruprecht K, Wildemann B, et al. Contrasting disease patterns in seropositive and seronegative neuromyelitis optica: a multicentre study of 175 patients. J Neuroinflamm. 2012;9:14.
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Cossburn, M., et al. (2012). The Prevalence of Neuromyelitis Optica in South East Wales. Eur J Neurol., 19(4): 655-659.
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Miyamoto K., et al. (2018). Nationwide Epidemiological Study of Neuromyelitis Optica in Japan. J Neurol Neurosurg Psychiatry, 89(6):667-68.
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Wingerchuk DM, Hogancamp WF, O’Brien PC, Weinshenker BG. The clinical course of neuromyelitis optica (Devic’s syndrome). Neurology. 1999;53(5):1107-1114.
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Papadopoulos MC, Bennett JL, Verkman AS. Treatment of neuromyelitis optica: state-of-the-art and emerging therapies. Nat Rev Neurol. 2014;10(9):493.
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Takata K, Matsuzaki T, Tajika Y. Aquaporins: water channel proteins of the cell membrane. Prog Histochem Cytochem. 2004;39(1):1-83.
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Mori M, Kuwabara S, Paul F. Worldwide prevalence of neuromyelitis optica spectrum disorders. J Neurol Neurosurg Psychiatry. 2018 Jun;89(6):555-556. doi: 10.1136/jnnp-2017-317566. Epub 2018 Feb 7. PMID: 29436488.
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Quek AML, Mckeon A, Lennon VA et al. Effects of age and sex on aquaporin-4 autoimmunity. Arch Neurol 2012 and 69:1039–43.
15.
Tüzün E, Kürtüncü M, Türkoğlu R, et al. Enhanced complement consumption in neuromyelitis optica and Behcet’s disease patients. J Neuroimmunol. 2011;233(1-2):211-215.
16.
Kuroda H, Fujihara K, Takano R, et al. Increase of complement fragment C5a in cerebrospinal fluid during exacerbation of neuromyelitis optica. J Neuroimmunol. 2013;254(1-2):178-182.
17.
Jarius, S., Wildemann, B. (2013). The History of Neuromyelitis Optica. J Neuroinflammation 10, 797.
18.
Mealy, M. A., et al. (2019). Assessment of Patients with Neuromyelitis Optica Spectrum Disorder Using the EQ-5D. International journal of MS care, 21(3), 129–134.
19.
ClinicalTrials.gov. An Efficacy and Safety Study of Ravulizumab in Adult Participants With NMOSD. NCT Identifier: NCT04201262. Available online. Accessed September 2022.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 3 April 2023

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary